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                           Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Netro Corporation
                           Commission File No. 333-107620


NEWS RELEASE                                                 [LOGO (SR Telecom)]

                                                               www.srtelecom.com
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For more information:
David Adams (Vice-President, Finance and CFO)             Paul Goyette (Director, Communications)
(514) 335-4035                                            (514) 335-2429 x 4361
email: david_adams@srtelecom.com                          email: paul_goyette@srtelecom.com

Brian Quick (Maison Brison)
(514) 731-0000
email: brian@maisonbrison.com
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               SR TELECOM SHAREHOLDERS APPROVE REVERSE STOCK SPLIT
              MOVE ENSURES NASDAQ NATIONAL MARKET MINIMUM BID PRICE

MONTREAL, AUGUST 25, 2003 -- SR Telecom(TM) Inc. (TSX: SRX), a world leader in fixed wireless access solutions, today announced that shareholders approved a reverse split of its issued and outstanding Common Shares. The reverse stock split will result in a share price that meets the initial listing requirements of the Nasdaq National Market. Listing on the Nasdaq National Market is one of the conditions to closing the merger with Netro Corporation (Nasdaq: NTRO) pursuant to the agreement and plan of merger with Netro. The closing of the merger is subject to other conditions including the approval of Netro stockholders.

The vote authorizes the Board of Directors to institute at any time and prior to December 31, 2003 a reverse stock split of no less than five pre-consolidation Common Shares for every one post-consolidation Common Share and no larger than fifteen pre-consolidation Common Shares for every one post-consolidation Common Share. The reverse split, affecting all of the Company's Common Shares and stock options outstanding immediately prior to the effective date of the reverse stock split, calls for no fractional shares to be issued. Accordingly, the Company will pay cash in lieu of fractional shares based on the closing price of the Common Shares at the time of the consolidation. The authorized capitalization of the Company will remain the same. At the close of business on July 25, 2003 there were 60,946,415 Common Shares issued and outstanding in the capital stock of the Company.

In addition to facilitating a Nasdaq listing, the proposed share consolidation will provide other benefits to the Company including permitting institutional investors with minimum price requirements to purchase the Company's Common Shares, as well as the possibility of increased market coverage by investment banks and brokerage firms.

The Company's new stock symbol in connection with the Company's listing on Nasdaq will be SRXA. The Company's stock symbol on the Toronto Stock Exchange will remain unchanged.

ABOUT SR TELECOM

SR TELECOM (TSX: SRX) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's solutions include equipment, network planning, project management, installation and maintenance services. The Company offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

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SR TELECOM SHAREHOLDERS APPROVE REVERSE STOCK SPLIT

SR Telecom and Netro have filed a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully, because it contains important information about SR Telecom, Netro and the acquisition. Investors and security holders may obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, are described in the proxy statement/prospectus.

Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2002. All other trademarks are property of their owners.